Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	7
SIGNIFICANT EVENTS	9
MINING OPERATIONS	11
SELECTED ANNUAL INFORMATION	22
SUMMARY OF SELECTED QUARTERLY INFORMATION	23
RESULTS OF OPERATIONS	25
OUTLOOK	32
NON-IFRS MEASURES	33
LIQUIDITY AND CAPITAL RESOURCES	39
TRANSACTIONS WITH RELATED PARTIES	40
CRITICAL ACCOUNTING ESTIMATES	41
CHANGES IN ACCOUNTING POLICIES	43
FINANCIAL INSTRUMENTS	44
SECURITIES OUTSTANDING	45
QUALIFIED PERSON	45
CONTROLS AND PROCEDURES	45
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	45
CAUTIONARY NOTE TO U.S. INVESTORS	47

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual audited consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the year ended December 31, 2014 and the notes related therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the annual Form 40–F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at March 3, 2015, unless otherwise indicated. All dollar amounts are in Canadian dollars unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A also makes reference to cash cost per silver payable ounce (“cash cost”), EBITDA, adjusted EBITDA, cost of sales before non-cash items, gross profit before non-cash items, all-in cost per silver payable ounce (“AIC”) and all-in sustaining cost per silver payable ounce (“AISC”). These are considered non-IFRS measures. Please refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited (“Great Panther” or the “Company”) is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Topia Mine and the Guanajuato Mine Complex (the “GMC”). The GMC comprises the Company’s Guanajuato Mine and Cata processing plant, and the San Ignacio satellite mine commissioned in 2014. The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia Mine and the GMC, respectively, through service agreements with MMR.

The GMC produces silver and gold at the Guanajuato mine and Cata processing plant located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces silver, gold, lead and zinc. The GMC and Topia Mine each have their own processing facility with capacity to support future expansion.

The Company’s Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcon Project is located 100 kilometres by road northwest of Guanajuato.

Additional information on the Company, including its AIF, can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or on the Company’s website at http://www.greatpanther.com.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

Goals and Objectives

Great Panther's mission is to become a mid-tier primary silver producer by acquiring, developing and profitably mining precious metals in the Americas.

The Company’s primary goal is that of profitable growth, as management feels this is the key to maximizing long-term shareholder value. Management’s specific objectives are to grow production and earnings from existing mining operations and realize positive cash flow while continuing to actively develop existing projects and pursue the acquisition of new mining operations and exploration and development opportunities in the Americas.

Great Panther is committed to achieving excellence in the management of health, safety, environmental practices, and community engagement and development. The Company’s ability to make a longstanding and positive contribution toward sustainable development through the protection of the health and well-being of our people and our host communities, environmental stewardship, and community engagement and development are a key driver to achieving a responsible and profitable business.

Key Performance Drivers

Great Panther’s ability to continue to successfully achieve its goals of increasing production while generating positive cash flow is dependent on a number of factors. These factors are regularly measured and monitored. The Company’s key performance drivers are the following:

Metal Production

The Company commenced production at its Guanajuato and Topia mines in 2006 and has grown production to a record 3.2 million silver equivalent ounces (“Ag eq oz”) in 2014.

Production grew by 12% in 2014 and, since 2008, production has increased at a compound annual growth rate of 10%. For 2015, the Company expects to grow production to 3.5 – 3.6 million Ag eq oz, or approximately 10%.

Fundamental to the growth in production is an increase in Mineral Resources through exploration of the mineralized zones in the existing mines and also through the exploration and acquisition of other projects. Great Panther is committed to seeking out new opportunities to grow and develop its business.

Resources

Delineation of resources is essential to the future production capability of the Company. When Great Panther acquired its two mines in Mexico in 2005, there were no National Instrument 43-101 (“NI 43-101”) compliant resources for either property. Over the past ten years, the Company has incurred $20.4 million and $11.0 million in mineral property exploration expenditures at GMC and Topia respectively, in order to support production growth through the definition of new resources.

The Company plans approximately 19,000 metres of exploration drilling in 2015 to further define resources, look for vein extensions and test new targets.

For more details on the Company’s resources, refer to the “Resource and Exploration Update” section.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

Operating Costs

Attaining and maintaining low unit operating costs is critical to achieving profitability. Metal prices can be volatile as experienced in recent years. Having low unit costs increases mine net earnings and enables the Company to be more resilient during periods of low metal prices.

The Company measures and reports unit costs as cash cost per ounce of silver, net of by-product credits. Cash cost per ounce of silver (“cash cost”) is a common metric reported by companies in the mining industry however it is a non-IFRS measure.

In 2014, the Company experienced a decrease in cash cost from US$13.45 in 2013 to US$12.78 in 2014. Since the commissioning of the San Ignacio mine in the second quarter of 2014, the Company was able to reduce its cash cost to US$11.67 in the second half of 2014 compared with US$14.29 in the first half of the year.

The Company also reports all-in sustaining cost per silver payable ounce and all-in cost per silver payable ounce.

Please refer to the “Mining Operations” and “Non-IFRS Measures” sections of this document for a more detailed discussion of cash cost. The Company’s reported cash cost and all-in cost measures are also affected by changes in metal prices of non-silver by-products, specifically gold at GMC and lead, zinc and gold at Topia.

Metal Prices

One of the Company’s objectives is to maintain leverage to the price of silver. To this end, the Company does not engage in any hedging arrangements for either silver or gold prices. As a result, Great Panther’s share price tends to correlate very strongly with the price of silver.

During 2014, the spot price of silver decreased by 20% from US$19.941 per ounce at the beginning of the year to US$15.971 per ounce at the end of the year. The price of silver has fluctuated significantly in recent years and is expected to continue to be volatile in 2015.

1 London Bullion Market Association Silver Fixings

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

The Company’s financial results are very sensitive to the price of silver, and to a lesser extent, gold, lead and zinc. The following table summarizes the effect of changes in the silver price on the Company’s 2015 revenue outlook, based on an assumed production of approximately 3.6 million silver equivalent ounces, which represents the top of the Company’s production guidance range for 2015:

Revenue Sensitivity to Change in Silver Price (in 000’s except silver price per ounce)

Silver price per ounce	US$12.00	US$14.00	US$16.00	US$18.00	US$20.00	US$22.00	US$24.00

Guanajuato Revenue (USD)	$36,885	$39,774	$42,663	$45,553	$48,442	$51,331	$54,220
Topia Revenue (USD)	$9,119	$10,266	$11,413	$12,560	$13,576	$14,592	$15,608

Total Revenue (CAD)	$50,554	$54,989	$59,425	$63,860	$68,152	$72,443	$76,734

Assumes gold price of US$1,200/oz, zinc price of US$0.95/lb., lead price of US$0.85/lb., production of 3.6 million Ag eq oz, and a US$0.91 to Canadian dollar foreign exchange rate.

The Company’s cash cost is affected by changes in metal prices of the by-products of silver, specifically gold at GMC and lead, zinc and gold at Topia (refer to “Non-IFRS Measures” section for discussion of cash cost). The following tables summarize the effect of changes in prices of gold, lead and zinc on the Company’s 2015 estimated cash cost based on an assumed production of approximately 3.6 million Ag eq oz, which represents the top of the Company’s production guidance range for 2015:

Cash Cost per Ounce of Silver: Sensitivity to Change in Gold Price

Gold price per ounce	US$1,000	US$1,100	US$1,200	US$1,300	US$1,400

Cash cost per ounce of silver (USD)	$14.77	$13.91	$13.06	$12.20	$11.34

Assumes silver price of US$17.00/oz, zinc price of US$0.95/lb., lead price of US$0.85/lb., production of 3.6 million Ag eq oz, and a US$0.91 to Canadian dollar foreign exchange rate.

Cash Cost per Ounce of Silver: Sensitivity to Change in Zinc Price

Zinc price per ounce	US$0.70	US$0.80	US$0.90	US$1.00	US$1.10

Cash cost per ounce of silver (USD)	$13.35	$13.24	$13.12	$13.00	$12.88

Assumes gold price of US$1,200/oz, silver price of US$17.00/oz., lead price of US$0.85/lb., production of 3.6 million Ag eq oz, and a US$0.91 to Canadian dollar foreign exchange rate.

Cash Cost per Ounce of Silver: Sensitivity to Change in Lead Price

Lead price per ounce	US$0.70	US$0.80	US$0.90	US$1.00	US$1.10

Cash cost per ounce of silver (USD)	$13.21	$13.11	$13.00	$12.90	$12.79

Assumes gold price of US$1,200/oz, zinc price of US$0.95/lb., silver price of US$17.00/oz., production of 3.6 million Ag eq oz, and a US$0.91 to Canadian dollar foreign exchange rate.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

(in CAD 000s except ounces, amounts per share and per ounce)	Q4 2014	Q4 2013	% change	FY 2014	FY 2013	% change
OPERATING
Tonnes milled (excluding custom milling)	92,574	69,601	33%	335,199	283,608	18%
Silver equivalent ounces produced[1]	911,048	763,881	19%	3,187,832	2,840,844	12%
Silver ounce production	550,010	484,937	13%	1,906,645	1,711,215	11%
Gold ounce production	4,822	3,881	24%	16,461	15,714	5%
Silver payable ounces	534,664	508,801	5%	1,729,503	1,625,134	6%
Cost per tonne milled (USD)[2]	$111.08	$119.53	-7%	$119.52	$131.04	-9%
Cash cost per silver payable ounce (USD)[2]	$12.23	$8.85	38%	$12.78	$13.45	-5%
AISC per silver payable ounce(USD)[2]	$21.46	$15.77	36%	$22.07	$26.26	-16%
AIC per silver payable ounce (USD)[2]	$21.48	$17.40	23%	$22.98	$27.44	-16%
FINANCIAL
Revenue	$14,244	$15,837	-10%	$54,390	$53,954	1%
Gross profit before non-cash items[2]	$2,159	$5,719	-62%	$10,775	$14,131	-24%
Gross profit (loss)	$(2,693)	$1,523	-277%	$(6,161)	$640	-1,063%
Net loss	$(26,948)	$(7,359)	263%	$(33,013)	$(12,729)	159%
Adjusted EBITDA[2]	$(1,211)	$4,101	-130%	$(277)	$5,163	-105%
Operating cash flows before changes in non-cash working capital	$(1,253)	$4,934	-125%	$1,171	$5,495	-79%
Cash at end of period	$17,968	$21,760	-17%	$17,968	$21,760	-17%
Working capital at end of period	$32,907	$38,224	-14%	$32,907	$38,224	-14%
Average realized silver price (USD)[3]	$15.78	$20.15	-22%	$18.28	$22.89	-20%
PER SHARE AMOUNTS
Loss per share – basic	$(0.19)	$(0.05)	280%	$(0.24)	$(0.09)	167%
Loss per share – diluted	$(0.19)	$(0.05)	280%	$(0.24)	$(0.09)	167%

Highlights of 2014 compared to 2013 (unless otherwise noted):

•	Throughput increased 18% to 344,257 tonnes (including 9,058 tonnes of milling for a third party). The start-up of the San Ignacio mine in June 2014 was the primary contributor of growth;

•	Record metal production of 3,187,832 Ag eq oz, a 12% increase, including 376,642 Ag eq oz from San Ignacio;

•	Silver production increased 11% to a record 1,906,645 silver ounces;

•	Gold production increased 5% to a record 16,461 gold ounces;

•	Cash cost decreased 5% to US$12.78;

[1]	Silver equivalent ounces are referred to throughout this document. For 2014, Aq eq oz have been established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the GMC and Topia operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

•	All-in sustaining cost (“AISC”) per silver payable ounce decreased 16% to US$22.07;

•	Revenues totalled $54.4 million, an increase of 1%;

•	Net loss was $33.0 million, compared to net loss of $12.7 million;

•	Adjusted EBITDA was negative $0.3 million compared to $5.2 million;

•	Cash flow from operating activities, before changes in non-cash working capital (“NCWC”), was $1.2 million compared to $5.5 million;

•	Cash and cash equivalents were $18.0 million at December 31, 2014 compared to $21.8 million at December 31, 2013; and

•	Net working capital decreased to $32.9 million at December 31, 2014 from $38.2 million at December 31, 2013.

Highlights of fourth quarter 2014 compared to fourth quarter 2013 (unless otherwise noted):

•	Throughput increased 32% to 94,886 tonnes (including 2,312 tonnes of milling for a third party);

•	Achieved record quarterly metal production of 911,048 Ag eq oz, a 19% increase, including 132,594 Ag eq oz from San Ignacio;

•	Silver production increased 13% to 550,010 silver ounces;

•	Gold production increased 24% to a record 4,822 gold ounces;

•	Cash cost increased 38% to US$12.23;

•	Revenues totalled $14.2 million, a decrease of 10%, reflecting the significantly lower average metal prices;

•	Net loss was $26.9 million, compared to net loss of $7.4 million;

•	Adjusted EBITDA was negative $1.2 million compared to $4.1 million; and

•	Cash flow from operating activities, before changes in NCWC, was negative $1.3 million compared to $4.9 million.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

SIGNIFICANT EVENTS

On March 5, 2014, the Company announced that an altercation with illegal miners led to the death of an illegal miner at the Company’s Guanajuato Mine Complex. Subsequently, a group of people attacked and vandalized mine offices and vehicles. The Company’s personnel and local residents had been subjected to intimidation and escalating violence from illegal miners which led the Company to increase security including the deployment of armed security personnel. On March 9, 2014, approximately 60 people gained unauthorized and illegal entry to the Company’s main administration building and plant facility in Guanajuato. On March 13, 2014, the Mexican authorities gained entry and removed the illegal occupants, arresting several of them. By March 17, 2014, the Company announced that it had resumed full operation of the Guanajuato mine and plant facilities. Since the resolution of the illegal occupation, there have not been any further incidents of disruptions from illegal miners, and the Company’s relationship and standing with the community in Guanajuato remains positive. The Company considers those who were involved in illegal mining activities and in the occupation are a very small group in the community and are not in any way representative of the views and disposition of the broader community which has been supportive of mining for generations.

On May 13, 2014, the Company announced the appointment of Mr. Jeffrey R. Mason to its Board of Directors. Mr. Mason is a Chartered Accountant with 25 years of public company experience in mineral exploration, development and operations. He previously served as Principal and Chief Financial Officer of Hunter Dickinson Inc.

On May 29, 2014, the Company provided an update to the mineral resource at the Company's Topia Mine. The updated Measured and Indicated (“M&I”) Mineral Resource Estimate reflected a 46% increase in M&I Ag eq oz, from 5.60 million to 8.19 million, which more than replaced what had been mined since the last Mineral Resource Estimate. The Inferred portion of the Resource Estimate decreased by 10%, mainly due to the conversion of Inferred resources to M&I resources through underground development and sampling, and to a reduction in step-out drilling due to budgetary constraints in 2013.

On June 26, 2014, the Company reported the death of an employee on June 25 due to a rock fall at its Topia Mine. The accident occurred in the 1522 underground mine, which is one of 10 independent mines comprising the Company's Topia Mine district. The 1522 mine was closed immediately, authorities were notified and an internal investigation was conducted. The Company implemented additional safety procedures.

On July 2, 2014, the Company provided an update to the mineral resource at the Company's San Ignacio mine. The Mineral Resource Estimate totaled 1.25 million Ag eq oz of Indicated and 5.65 million Ag eq oz of Inferred material at a cut-off grade of 125 g/t silver equivalent.

On August 18, 2014, the Company announced the appointment of Mr. Ali Soltani as the Company’s Chief Operating Officer. Mr. Soltani has more than 30 years of mining experience and previously served as Vice President of Global Technical Services at Newmont Mining Corporation, and as Group Executive with overall responsibility for Newmont’s South American operations. Mr. Soltani has a master's degree in Mining Engineering from the South Dakota School of Mines and Technology and speaks Spanish.

On October 15, 2014, the Company filed a final short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding registration statement on Form F-10 with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System. These filings allow Great Panther to make offerings of common shares, warrants, subscription receipts, units, or any combination thereof, having an aggregate offering price of up to $80 million (Canadian dollars) in Canada and the United States over a 25-month period from the date of filing. Great Panther filed this final base shelf prospectus to maintain financial flexibility. The maximum amount that could be offered under the base shelf prospectus does not reflect an estimate of future financing requirements. Any amount of a future financing (if any) will depend upon future developments.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

On October 30, 2014, Great Panther announced high grade gold and silver intercepts from the first six holes in the latest surface diamond drilling program at its San Ignacio satellite mine. Results were highlighted by a 7.45 metre (5.26 metre true width) intersection of 1,133g/t silver and 6.86g/t gold in hole ESI14-120. This zone contained a 0.5 metre section of mineralization that assayed 11,951g/t silver and 48.2g/t gold, the highest assays ever received from the San Ignacio property.

On November 3, 2014, the Company reported the occurrence of a fatal accident at its Topia Mine on the morning of November 1, 2014. A contract miner was struck by falling rock that came dislodged while working in a raise at the Hormiguera underground mine, one of 10 independent mines comprising the Company’s Topia Mine district. All underground activities at Hormiguera were immediately suspended and secured. Appropriate governmental authorities were contacted and a formal investigation was conducted. The Company reinforced safety measures to prevent such an accident from recurring at any of its operations. Creating and maintaining high standards of safety are a top priority of the Company.

On January 27, 2015, the Company announced the final results from its 2014 drill program at the San Ignacio mine. The drill program extended the continuity of high-grade silver-gold mineralization for approximately 300 metres south of current mining activities. The new drill results will be used to guide follow-up underground drilling and development in 2015, all of which will be used to improve the classification of the resource.

On January 29, 2015, the Company provided an update to the mineral resource at the GMC. The updated Measured and Indicated (“M&I”) Mineral Resource Estimate reflects a 2% decrease in M&I (-117,100 Ag eq oz), and the Inferred mineral resource decreased 35% (-4,149,250 Ag eq oz). Both categories were impacted by the use of lower metal prices in the update.

On February 23, 2015, the Company provided an update to the mineral resource at San Ignacio to reflect the results of the 2014 drill program. The updated Indicated Mineral Resource Estimate reflects a 31% increase (+550,700 Ag eq oz) and the Inferred mineral resource increased 162% (+6,122,700 Ag eq oz). This updated Mineral Resource Estimate includes the most recent drill results at San Ignacio and the discovery of high grade silver-gold mineralization to the south of the 2014 mining area.

On February 26, 2015, Great Panther and Cangold Limited (“Cangold”) announced that they entered into a binding letter agreement (the “Letter Agreement”) pursuant to which Great Panther will, subject to the terms and conditions of the Letter Agreement and execution of a definitive agreement, acquire all of the issued and outstanding common shares of Cangold by way of a statutory plan of arrangement.

Concurrent with the execution of the Letter Agreement, Great Panther, Cangold and a Mexican subsidiary of Cangold, entered into a suite of loan documents pursuant to which Great Panther has (i) agreed to continue to provide technical, administrative and management services to Cangold and (ii) to provide discretionary credit advances (each an “Advance”), in the maximum aggregate amount of up to $1,500,000 (the “Loan”) inclusive of a prior debt already owing from Cangold to Great Panther in the approximate amount of $155,000 (the “Prior Debt”). Pursuant to the Loan principal owing thereunder will bear interest at the rate of 15%, will be secured by a general security agreement and share pledge agreement, and, subject to regulatory approval, Great Panther will be entitled to bonus common shares in the capital of Cangold in the amount of 20% of the Prior Debt divided by the Market Price (as such term is defined in TSX Venture Exchange policies) and a further 20% of the value of any Advance, divided by the Market Price. Further information regarding the transaction can be obtained from the Company’s February 26, 2015 news release filed on SEDAR.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

MINING OPERATIONS

Consolidated operations

	2014					2013
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	335,199	92,574	89,030	80,964	72,631	283,608	69,601	76,898	67,569	69,540
Custom milling (tonnes)	9,058	2,312	1,852	1,929	2,965	8,451	2,188	2,357	2,291	1,615
Total tonnes milled	344,257	94,886	90,882	82,893	75,596	292,059	71,789	79,255	69,860	71,155
Production
Silver (ounces)	1,906,645	550,010	565,966	420,001	370,668	1,711,215	484,937	459,924	396,730	369,624
Gold (ounces)	16,461	4,822	4,200	3,773	3,666	15,714	3,881	4,695	3,994	3,144
Lead (tonnes)	1,154	285	259	302	308	1,115	286	300	243	286
Zinc (tonnes)	1,675	406	443	395	431	1,673	402	411	411	449
Silver equivalent ounces	3,187,832	911,048	890,641	718,794	667,349	2,840,844	763,881	789,250	680,212	607,501
Silver payable ounces	1,729,503	534,664	461,249	381,302	352,288	1,625,134	508,801	369,672	406,787	339,874

Cost per tonne milled (USD)	$119.52	$111.08	$121.53	$125.29	$121.38	$131.04	$119.53	$125.16	$136.62	$143.72
Cash cost (USD)	$12.78	$12.23	$11.02	$15.03	$13.49	$13.45	$8.85	$9.89	$18.14	$18.60
AISC (USD)	$22.07	$21.46	$19.25	$24.40	$24.18	$26.26	$15.77	$24.01	$32.42	$36.84
AIC (USD)	$22.98	$21.48	$19.59	$24.93	$27.58	$27.44	$17.90	$24.48	$34.20	$37.59

Processed ore for the year ended December 31, 2014 was a record 344,257 tonnes, an increase of 18% over the prior year. This included 9,058 tonnes processed for third parties at the Company’s Topia facility, up 7% compared to prior year. The GMC achieved an increase of 21% in throughput, and the Topia mine, without the impact of toll milling, achieved an increase of 8% in throughput. The increase in throughput at the GMC is mainly due to the commencement of operations and subsequent ramp up of production at San Ignacio during the year, which more than offset the production shortfall from the illegal occupation in March. San Ignacio contributed 54,154 tonnes of ore in 2014, which included development ore up to the start of commercial production in the second quarter of 2014. There was no ore processed from San Ignacio in 2013 as development only commenced late in that year and the small amount of development ore mined was stockpiled (approximately 1,000 tonnes).

Processed ore for the fourth quarter of 2014 was 94,886 tonnes, an increase of 32% compared to the fourth quarter of 2013, and a 4% increase compared to the third quarter of 2014. This included 2,312 tonnes processed for third parties at the Company’s Topia facility. As noted above, there was no milling of San Ignacio ore in 2013. The increase in throughput compared to the third quarter is mainly due to the continued ramp up of production at San Ignacio, which contributed 19,202 tonnes of ore in the fourth quarter compared to 14,160 in the third quarter of 2014, an increase of 5,042 tonnes or 36%.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

Overall metal production for the year ended December 31, 2014 was a record 3,187,832 Ag eq oz, representing an increase of 12% over the prior year. This was attributable to increases in throughput at both sites, primarily at GMC due to the commissioning of San Ignacio in June of 2014. The increased throughput more than offset the impact of lower silver grades realized at Topia and lower gold grades realized at the GMC.

Overall metal production for the fourth quarter of 2014 was 911,048 Ag eq oz, an increase of 19% compared to the fourth quarter in 2013 and an increase of 2% from the third quarter of 2014. Metal production increased primarily due to the inclusion of production from San Ignacio in the fourth quarter of 2014 whereas there was no production from San Ignacio in 2013. The increase in metal production compared to the third quarter of 2014 is primarily due to the ramp up in production from San Ignacio. The increase in San Ignacio metal production was partially offset by the production disruptions due to the illegal occupation in March, decreases at Topia as a result of a decline in throughput and a 5% decrease in silver grades. Topia typically sees lower production in the fourth quarter due to planned maintenance shutdowns during the holiday season.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

Cash cost was US$12.78 for the year ended December 31, 2014, a 5% decrease compared to US$13.45 for the year ended December 31, 2013. The decrease is mainly explained by reductions in costs per tonne milled and in smelting and refining charges. These factors were partially offset by lower by-product credits due to lower metal prices and lower gold grades. In addition, a decline in silver grades reduced payable silver ounces per tonne of ore. Cash cost and the associated by-product credits are computed based on sales during the period (rather than production) and, as such, the amount of the by-product credit may not directly correlate to the production reported for the period.

Cash cost was US$12.23 for the fourth quarter of 2014, an increase from US$8.85 in the fourth quarter of 2013. While Topia saw a 5% reduction in cash cost, this was more than offset by an 89% increase in cash cost at the GMC. The increase in cash cost at the GMC in the fourth quarter of 2014 is mainly due to a decline in silver grades and lower gold by-product credits due to lower gold prices. These factors were partly offset by a decrease in cost per tonne milled and a reduction in smelting and refining charges.

AISC for the year ended December 31, 2014 decreased to US$22.07 from US$26.26 in the year ended December 31, 2013. This reduction is primarily due to 41% and 23% reduction in exploration and evaluation expenditures (“E&E”) and mine development expenditures respectively. The reduction in cash cost and the favourable impact of a 6% increase in silver payable ounces compared with 2013 considerably further reduced these expenses on a per payable ounce basis.

AISC increased from US$15.77 in the fourth quarter of 2013 primarily due to the increase in cash costs described above. This was partially offset by the favourable impact of a 5% increase in silver payable ounces which reduced general and administrative (“G&A”), E&E and sustaining capital expenditures on a per silver payable ounce basis.

AIC for the year ended December 31, 2014 decreased to US$22.98 from US$27.44 in the year ended December 31, 2013. This decrease in AIC is primarily due to the same reasons noted in AISC.

AIC for the fourth quarter of 2014 increased to US$21.48 from US$17.90 in the fourth quarter of 2013, as a result of the same factors which reduced AISC.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

Guanajuato Mine Complex

For the year ended December 31, 2014, GMC processed 267,812 tonnes, an increase of 21% or 46,267 tonnes over the prior year due to the addition of ore from the San Ignacio mine commissioned in June 2014.

GMC tonnes processed in the fourth quarter of 2014 increased 38% over the fourth quarter of 2013, and increased 7% over the third quarter of 2014. The increase in throughput is primarily attributed to the ramp up in production at San Ignacio. GMC production included 19,202 tonnes of ore from San Ignacio, up from 14,755 tonnes in the third quarter of 2014.

	2014					2013
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	267,812	76,839	72,047	63,646	55,280	221,545	55,547	60,536	52,917	52,545
Production
Silver (ounces)	1,239,009	396,284	391,979	251,687	199,059	1,079,980	330,949	289,671	236,454	222,906
Gold (ounces)	15,906	4,684	4,076	3,648	3,498	15,064	3,750	4,531	3,841	2,942
Silver equivalent ounces	2,193,403	677,316	636,556	470,589	408,942	1,983,819	555,933	561,544	466,925	399,417
Silver payable ounces	1,117,369	340,851	338,689	235,409	202,420	1,026,095	352,238	212,317	259,770	201,770
Average ore grades
Silver (g/t)	161	178	186	139	128	169	202	166	159	148
Gold (g/t)	2.03	2.07	1.92	1.99	2.19	2.31	2.26	2.54	2.47	1.93
Metal recoveries
Silver (ounces)	89.5%	90.1%	90.9%	88.4%	87.3%	89.6%	91.7%	89.4%	87.2%	89.2%
Gold (ounces)	90.8%	91.8%	91.6%	89.4%	90.1%	91.7%	92.9%	91.8%	91.5%	90.3%
Concentrate grades
Silver (g/t)	9,967	10,698	10,311	9,206	9,081	10,158	11,216	9,028	10,257	10,284
Gold (g/t)	128	126	107	133	160	142	127	141	167	136
Cost per tonne milled (USD)	$106.89	$98.59	$108.16	$113.08	$109.66	$117.12	$105.63	$108.42	$122.77	$133.60
Cash cost (USD)	$11.12	$10.05	$9.24	$14.49	$12.13	$10.42	$5.34	$3.92	$17.26	$17.29
AISC (USD)	$22.08	$21.70	$17.75	$25.58	$25.89	$26.53	$13.09	$23.89	$35.20	$41.61
AIC (USD)	$23.48	$21.73	$18.21	$26.44	$31.82	$28.38	$15.45	$24.70	$37.68	$42.87

Metal production was 2,193,403 Ag eq oz for 2014, an 11% increase over the prior year. San Ignacio contributed 376,642 Ag eq oz of production. Metal production was negatively affected by 5% lower average silver grades and 12% lower average gold grades in 2014 when compared with 2013. Production from higher silver grade zones increased during the third and fourth quarters of 2014 as a reduction in activities by illegal miners seen in the first half of 2014 allowed for the resumption of normal activities in these areas.

Metal production of 677,316 Ag eq oz for the fourth quarter of 2014 increased 22% from 555,933 produced in the fourth quarter of 2013. Metal production from San Ignacio totaled 132,594 Ag eq oz in the fourth quarter, whereas metal production from the main Guanajuato zones declined 17,165 Ag eq oz. This decline was primarily a result of lower average silver and gold grades, which was partially offset by a 4% increase in tonnes mined from the main Guanajuato zones, particularly the Cata zone.

Metal production increased 6% over the third quarter of 2014 in terms of Ag eq oz primarily due to increased throughput and improved average gold grades. However this was partially offset by declines in average silver grades.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

Average ore grades for the year ended December 31, 2014 were 161g/t Ag and 2.03g/t Au, compared to 169g/t Ag and 2.31g/t Au for 2013. Despite marginally lower silver grades year-over-year, silver grades showed less variability than in 2013 and improved significantly in the third and fourth quarter from the first half of 2014.

Average ore grades for the fourth quarter of 2014 were 178g/t Ag and 2.07g/t Au compared to 202g/t Ag and 2.26g/t Au for the fourth quarter of 2013. The decrease in silver grade is due to the increase in production from San Ignacio which currently has lower silver grades. The decrease in the gold grade was primarily due to an increase in production from the Cata zone which is characterized by higher silver grades and lower gold grades, and a reduction of production from the Santa Margarita zone which features higher gold grades.

Compared to the third quarter of 2014, average silver grades decreased from 186g/t and average gold grades increased from 1.92g/t as result of increased production from lower silver grade zones such as San Ignacio. The increase in gold grades is partially due to an increase in mined tonnes from higher gold grade zones such as Santa Margarita, and significantly improved gold grades at Guanajuatito quarter-over-quarter.

For the year ended December 31, 2014, metal recoveries were 89.5% for silver and 90.8% for gold compared to 89.6% and 91.7%, respectively, in 2013. Gold recoveries decreased marginally from the prior year, which was partly attributed to lower gold grades year over year.

Silver recoveries at the GMC were down when compared to the same quarter in 2013, at 90.1%, partly due to lower silver grades in the fourth quarter of 2014. Gold recoveries were down slightly at 91.8%. Silver recoveries declined over the third quarter of 2014 due to lower silver grades in the fourth quarter of 2014. Gold recoveries improved over the third quarter of 2014, consistent with the increase in processing higher gold grades, as explained above.

Cash cost for the year ended December 31, 2014 increased 7% to US$11.12, compared to US$10.42 in the prior year, primarily due to the 5% lower silver grades and a decrease in by-product credits as a direct result of lower realized gold prices.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

Cash cost for the fourth quarter of 2014 increased to US$10.05 from US$5.34 in the fourth quarter of 2013 primarily due to 12% lower silver grades and 8% lower gold grades. The lower gold grades along with lower realized gold prices reduced by-product credits which has the result of increasing cash cost. .

Cash cost increased from US$9.24 in the third quarter of 2014 primarily due to a decrease in average silver grades and decreases in by-product revenues as a result of lower realized gold prices.

AISC for the year ended December 31, 2014 decreased to US$22.08 from US$26.53 in the year ended December 31, 2013 primarily due to a 30% and 33% reduction in E&E and mine development expenditures, respectively. The favourable impact of a 9% increase in silver payable ounces compared with 2013 considerably reduced these expenses on a per payable ounce basis.

AISC for the fourth quarter of 2014 increased to US$21.70 from US$13.09 in the fourth quarter of 2013 primarily due to the increase in cash cost. AISC was further impacted by a 242% and a 17% increase in E&E and mine development expenditures, respectively.

AISC increased 15% compared to US$17.75 in the third quarter of 2014 primarily due to the impacts of increases in G&A and E&E expenditures.

AIC for the year ended December 31, 2014 decreased to US$23.48 from US$28.38 in the year ended December 31, 2013 primarily as a result of the decreases noted in AISC.

AIC for the fourth quarter of 2014 increased to US$21.73 from US$15.45 in the fourth quarter of 2013 primarily as a result of the increases in cash costs. AIC increased from US$18.21 in the third quarter of 2014 for the same reasons noted in AISC.

GMC Development

A total of 7,837 metres of underground development was completed during the year ended December 31, 2014.

A total of 1,922 metres of development was completed during the fourth quarter of 2014. Mine development for the quarter was focused on the Santa Margarita and Cata zones at the Guanajuato Mine as well as San Ignacio. Development at Cata related to focused exploration on the geological projection of ore veins at targeted elevations and preparing new stopes for production in 2015. At Santa Margarita, development was focused on further exploration within the San Cayetano resource body and preparation of new production levels. Development at San Ignacio concentrated on infrastructure work south of the Intermediate vein, on higher grade zones with wider and more consistent veins.

Rehabilitation work on the Cata shaft was ongoing throughout 2014 and is expected to be completed in the third quarter of 2015. Additional capital expenditure is budgeted for 2015 to improve the physical condition of the shaft and allow more efficient ore skipping operations. The Rayas shaft was not operational for the months of August through November to address further maintenance. The Valenciana shaft hoist crown was rehabilitated in October and installed at the Rayas shaft which returned to full operation in December.

During 2014, modifications were made to the flotation circuit at the Cata plant which improved gold recoveries and concentrate grades for San Ignacio ore. The tailings dam went through a further dyke lift in 2014 to increase the storage capacity and the water recovery circuit was upgraded with a more efficient pump system and pipeline extensions, which has the impact of improving water usage at the plant.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

Topia Mine

Mill throughput for Topia for the year ended December 31, 2014 was 76,445 tonnes of ore, an increase of 8% or 5,931 tonnes over the prior year total of 70,514 tonnes. Milling for third parties increased 607 tonnes over the 2013 year to a total of 9,058 tonnes. Excluding milling for third parties, Topia’s processing increased 9% over 2013.

Mill throughput for Topia in the fourth quarter of 2014 was 18,047 tonnes which included 2,312 tonnes milled for third parties. Milling for third parties increased over the fourth quarter of 2013 and the third quarter of 2014. Excluding milling for third parties, Topia’s processing increased 12% over the fourth quarter of 2013, and decreased 7% compared with the third quarter of 2014.

	2014					2013
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1

Tonnes milled	67,387	15,735	16,983	17,318	17,351	62,063	14,054	16,362	14,652	16,995
Custom milling (tonnes)	9,058	2,312	1,852	1,929	2,965	8,451	2,188	2,357	2,291	1,615
Total tonnes milled	76,445	18,047	18,835	19,247	20,316	70,514	16,242	18,719	16,943	18,610
Production
Silver (ounces)	667,636	153,726	173,987	168,314	171,609	631,236	153,988	170,254	160,276	146,718
Gold (ounces)	555	138	124	125	168	651	131	164	154	202
Lead (tonnes)	1,154	285	259	302	308	1,115	286	300	243	286
Zinc (tonnes)	1,675	406	443	395	431	1,673	402	411	411	449
Silver equivalent ounces	994,429	233,732	254,085	248,205	258,407	857,025	207,948	227,706	213,287	208,084
Silver payable ounces	612,134	193,813	122,560	145,893	149,868	599,039	156,563	157,355	147,017	138,104
Average ore grade
Silver (g/t)	343	338	352	336	344	351	376	358	376	300
Gold (g/t)	0.45	0.45	0.41	0.40	0.56	0.57	0.49	0.55	0.57	0.65
Lead (%)	1.82	1.93	1.62	1.84	1.90	1.93	2.17	1.96	1.79	1.81
Zinc (%)	2.69	2.76	2.83	2.49	2.70	2.94	3.07	2.73	3.05	2.94
Metal recoveries
Silver	89.9%	89.9%	90.5%	89.8%	89.4%	90.2%	90.6%	90.4%	90.6%	89.4%
Gold	56.4%	61.4%	55.3%	56.1%	53.8%	57.9%	58.6%	56.4%	57.0%	56.6%
Lead	94.0%	93.8%	94.4%	94.7%	93.4%	92.3%	93.8%	93.5%	92.5%	93.2%
Zinc	92.3%	93.6%	92.1%	91.6%	91.9%	90.6%	93.2%	91.8%	91.9%	89.7%
Concentrate grades
Lead
Silver (g/t)	8,974	8,149	10,024	9,083	8,730	8,595	8,031	9,337	8,936	7,431
Gold (g/t)	6.47	6.35	6.29	5.77	7.39	7.72	5.98	7.61	8.93	9.15
Lead (%)	52.47	51.06	50.69	55.05	52.94	51.28	50.20	55.08	52.24	49.64
Zinc (%)	10.34	10.15	12.13	9.46	9.77	10.34	11.60	8.97	9.64	10.21
Zinc
Silver (g/t)	575	572	570	601	558	529	519	516	517	582
Gold (g/t)	1.23	1.26	1.01	1.24	1.42	1.39	1.16	1.56	1.45	1.58
Lead (%)	1.22	1.48	0.86	1.26	1.28	1.21	1.21	1.32	0.89	1.54
Zinc (%)	52.09	50.42	53.76	52.99	51.26	51.39	52.11	52.39	50.45	50.05
Cost per tonne milled (USD)	$163.77	$164.29	$172.65	$165.64	$153.30	$174.76	$167.04	$179.28	$179.89	$172.30
Cash cost (USD)	$15.81	$16.06	$15.93	$15.89	$15.32	$18.65	$16.76	$17.95	$19.67	$20.52
AISC (USD)	$22.05	$21.03	$23.40	$22.49	$21.85	$25.81	$21.78	$24.18	$28.03	$29.87
AIC (USD)	$22.05	$21.03	$23.40	$22.49	$21.85	$25.81	$21.78	$24.18	$28.03	$29.87

Metal production at Topia for the year ended December 31, 2014 was 994,429 Ag eq oz, an increase of 16% or 137,404 Ag eq oz compared to 2013. The increase is accounted for by the 8% increase in throughput and changes in the silver to base metal ratios which impact the computation of Ag eq oz compared to 2013. Topia’s silver production increased approximately 5% year-over-year and its lead and zinc production was relatively comparable to 2013.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

In the fourth quarter of 2014, metal production increased 12% to 233,732 Ag eq oz compared to the fourth quarter of 2013 and decreased 8% from the third quarter of 2014. The improvement in metal production compared with the fourth quarter of 2013 is primarily due to the increased throughput noted above which more than offset the declines in both silver and gold grades. The decrease in metal production compared to the third quarter of 2014 was due to a decrease in throughput as result of scheduled maintenance and the December holiday period.

Ore processed at Topia came primarily from the Argentina, Durangueno, 1522 and Hormiguera mines, which accounted for approximately 58% of throughput. The decrease in ore grades over the prior year can be mainly attributed to increased dilution in the Argentina and Durangueno mines as a result of narrower veins.

Metal recoveries for 2014 were marginally lower for silver and gold and marginally higher for lead and zinc when compared to the 2013 year. Compared to the fourth quarter of 2013 recoveries were relatively consistent, however gold saw an increase due to improved efficiencies in the lead circuit. Compared to the third quarter of 2014 recoveries were consistent, however gold saw an increase in recoveries due to the lead circuit improvements described above.

Cash cost for the year ended December 31, 2014 was US$15.81, a decrease of 15% from US$18.65 for 2013. The decrease is primarily as a result of lower unit smelting and refining charges and a 6% lower cost per tonne milled. This was partially offset by lower unit by-product credits which were the result of decreased by-product metal sales and lower metal prices year over year.

Cash cost decreased to US$16.06 in the fourth quarter of 2014 from US$16.76 in the fourth quarter of 2013 due to lower smelting and refining charges and higher by-product credits on a unit basis.

Cash cost was US$15.93 in the third quarter of 2014 and remained relatively stable compared to the fourth quarter of 2014.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

There were no non-sustaining expenditures related to the Topia Mine in either 2014 or 2013 and therefore there is no difference in AISC and AIC for the period. AISC and AIC per silver payable ounce for the year ended December 31, 2014 decreased to US$22.05 from US$25.81 in the year ended December 31, 2013 due to the decrease in cash cost, the result of a 2% increase in payable ounces and significantly lower E&E costs. These factors were partly offset by an increase in mine development and capital expenditures.

AIC and AISC for the fourth quarter of 2014 decreased to US$21.03 from US$21.78 in the fourth quarter of 2013 due to the decrease in cash cost, the impact of a 24% increase in silver payable ounces and lower E&E and G&A expenses between the periods. These factors were partly offset by an increase in mine development and capital expenditures. The increase in payable ounces was due to the timing of shipments at Topia in 2014, which were recorded in inventory at the end of the third quarter.

AIC and AISC decreased compared to US$23.40 in the third quarter of 2014 primarily due to an increase in silver payable ounces.

Topia Development

Underground development for the year ended December 31, 2014, totaled 10,004 metres, compared with 8,766 metres for the year ended December 31, 2013, due to increases in development activities at the Hormiguera, Durangueno and Argentina mines.

In the fourth quarter of 2014, underground development at Topia totaled 2,745 metres, an increase of 12% compared to the same period in 2013. The increase was the result of additional development at the Argentina vein on level 4 West and the continued development of the east ramp. At 1522, continued development of sublevels and ventilation raises was the focus in the fourth quarter and at Hormiguera, preparation of the Cantarranas vein eastward at the 1758, 1845 and 1886 levels.

The number of operating mines at Topia was reduced to nine, from eleven at the beginning of the year and production was increased at Argentina, Durangueno and Hormiguera. Mina Oliva and Mina 80 were closed in June and July of 2014 respectively as they were determined uneconomic at prevailing metal prices. During 2014, process optimization measures were implemented on the crushing and flotation circuits at the Topia processing plant which has the impact of increasing recoveries. Furthermore, two additional flotation cells were installed and are projected to be operational in 2015. This is expected to improve recoveries and concentrate grades of both lead and zinc.

The Topia tailings dam geotechnical Phase 1 study results were received in the second quarter of 2014, and included geological, geophysical, hydrological and soil mechanics surveys, associated with increasing the tailings pond capacity. In addition, provisional recommendations for Phase 2 were received in relation to the location of a future tailings pond extension. This evaluation is ongoing and further studies are required before a final decision is made.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

RESOURCE AND EXPLORATION UPDATE

Guanajuato Mine Complex (the “GMC”)

The latest mineral resource update for the GMC is contained in the technical report entitled NI43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, dated February 25, 2015 and filed on SEDAR on February 25, 2015.

No mineral reserve estimates were completed in this report. The Company has not established reserves at the GMC due to the following reasons:

•	Geological complexity of the mineralized zones; and

•	Associated costs of third-party mineral reserve estimation when the Company is already producing from said zones.

The Company made decisions to enter into production the main Guanajuato Mine in 2006 and at the San Ignacio Mine in 2013. The Company has not based these production decisions on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the mines at the GMC or the costs of such recovery. As the GMC does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will not be achieved, and such risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations at the GMC and ultimately the profitability of these operations.

The Company’s 2014 drill program at the Guanajuato Mine totaled 13,270 metres of underground drilling at Guanajuatito, Valenciana, Cata, Santa Margarita, and Los Pozos. Fourth quarter underground drilling totalled 3,081 metres, at Santa Margarita, Valenciana and Cata.

A surface drill program for the San Ignacio mine was conducted in the fourth quarter of 2014. This program includes in-fill drilling deeper in the system, detailed drilling for 300 metres south along the Melladito vein in an area of limited exploitation dating back to the 19th century, and additional drilling on the Nombre de Dios 1 and 2 veins in areas adjacent to the ramp development. Surface drilling totalled 3,727 metres, while underground drilling totalled 104 metres.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

GMC El Horcon Project

While the El Horcon Mineral Resource Estimate is insufficient to make a production decision, the Company is encouraged by the tenor and continuity of the mineralization. As the veins are open in all directions, the next phase of drilling will test the strike and depth extent of the mineralization. Baseline studies for an expanded exploration and development permit are underway.

For 2014, work at El Horcon was limited to applying for the necessary government permits to allow further exploration and development. The Company filed the application in the fourth quarter 2014 and approval is expected in the second half of 2015.

In late May, the Company completed agreements with the four surface title owners covering the area of drilling and potential development for access to the land.

As of the date of this MD&A, the Company had not fully secured mineral property titles (“concessions”) for approximately 5,610 of its 7,908 hectares related to the El Horcon Project. Three of the Company’s mineral property title claims were cancelled due to what the Company believes was an administrative error on the part of the government agency which manages mineral property titles in Mexico. The Company is in the process of having the concessions reinstated and has successfully reinstated one concession. As it is believed that all three were cancelled due to the same error, the Company anticipates that the remaining two concessions may be reinstated in early 2015. Neither the status of the mineral property claims, or the process to reinstate the claims has affected the Company’s exploration work to date as it has not involved the claims in question. As the Company expects to be successful in reinstating the remaining two mineral property claims, no provision against the carrying value of the El Horcon Project has been recorded.

GMC Santa Rosa Project

A reassessment of the property and regional geology, involving geological mapping and sampling, commenced in April 2014 and was completed in September 2014. This will allow a better understanding of the structural controls on mineralization before planning another drill program.

Topia Mine

The latest mineral resource update for Topia is contained in the technical report entitled NI43-101 Report on the Topia Mine Mineral Resource Estimation, dated May 9, 2014 filed on SEDAR on October 1, 2014.

The Company’s 2014 underground drill program totalled 1,903 metres on the various veins located at the Recompensa, Argentina, El Rosario, Durangueno, and 1522 mines. Fourth quarter underground drilling totalled 370 metres and was all conducted at the 1522 mine.

Work on an updated mineral resource estimate for Topia commenced in the fourth quarter of 2014 and an update is expected in the first half of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 21

SELECTED ANNUAL INFORMATION

The following table sets out selected annual financial results which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) except as noted:

(in thousands, except per share amounts)	FY 2014	FY 2013	FY 2012
Revenue	$54,390	$53,954	$61,139
Cost of sales before non-cash items[1]	43,615	39,822	32,864
Gross profit (loss)[2]	(6,161)	640	19,206
Net income (loss) for the year	(33,013)	(12,729)	5,510
Basic earnings (loss) per share	(0.24)	(0.09)	0.04
Diluted earnings (loss) per share	(0.24)	(0.09)	0.04
Adjusted EBITDA[1]	(277)	5,163	16,893
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Cash and cash equivalents (including short-term investments)	17,972	21,778	25,899
Total assets	71,801	100,119	116,729
Total non-current liabilities	7,466	4,772	8,193
Working capital	$32,907	$38,223	$44,539

Revenue in 2014 increased compared with 2013 due to a 4% increase in Ag eq oz sold and despite decreases in the average realized silver price (US$18.28 per ounce compared to US$22.89 per ounce) and average realized gold price (US$1,245 per ounce compared to US$1,360 per ounce). Revenue in 2013 declined compared with 2012 due to a decrease in the average silver price (US$22.89 per ounce compared to US$30.93 per ounce) and a similar decline in the price of gold which offset an 18% increase in Ag eq oz sold.

Total assets at December 31, 2014 decreased from those at December 31, 2013 due mainly to a net loss for 2014, which reflected an $11.7 million non-cash pre-tax impairment charge in respect of the Company’s operating mines as well as $16.9 million in amortization and depletion, and a reduction in cash and cash equivalents. Total assets at December 31, 2013 decreased from those at December 31, 2012 due mainly to a net loss for 2013 which reflected a $12.0 million non-cash pre-tax impairment charge in respect of the Company’s Guanajuato Mine and San Ignacio Project. Total assets at December 31, 2012 increased over those at December 31, 2011 due mainly to an increase in trade and taxes payable and through generation of net income during the year.

The Company recorded a net loss of $33.0 million in 2014 compared to a net loss of $12.7 million in 2013. The net loss in 2014 increased as a result of decreased gross margins of $6.8 million due to lower metal prices despite increased Ag eq oz, a $6.8 million increase in finance and other expense, a $2.2 million increase in E&E expenditures due to San Ignacio development work, and a $5.6 million increase in income tax expense.

The Company recorded a net loss of $12.7 million in 2013 compared to net income of $5.5 million in 2012. The net loss in 2013 was a result of decreased gross profit of $18.6 million due to lower metal prices despite increased Ag eq oz and the aforementioned $12.0 million non-cash pre-tax impairment charge. These factors were partially offset by a $4.6 million foreign exchange gain, a $3.5 million income tax recovery and reductions in general and administrative expenditures.

1 The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Also referred to as “Earnings from mining operations”.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, gross profit before non-cash items, and adjusted EBITDA which are non-IFRS measures:

(in CAD thousands, except per share amounts)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Revenue	$14,244	$12,801	$14,465	$12,880	$15,837	$14,313	$11,165	$12,639
Cost of sales before non-cash items[1]	12,085	9,883	12,038	9,609	10,118	8,780	11,392	9,532
Gross profit (loss) before non-cash items[1]	2,159	2,918	2,427	3,271	5,719	5,533	(227)	3,107
Gross profit (loss)[2]	(2,693)	(1,521)	(1,529)	(418)	1,523	2,645	(3,842)	314
Net income (loss) for the period	(26,948)	(970)	(4,492)	(603)	(7,359)	(1,523)	(5,124)	1,277
Basic earnings (loss) per share	(0.19)	(0.01)	(0.03)	(0.00)	(0.05)	(0.01)	(0.04)	0.01
Diluted earnings (loss) per share	(0.19)	(0.01)	(0.03)	(0.00)	(0.05)	(0.01)	(0.04)	0.01
Adjusted EBITDA[1]	$(1,211)	$1,267	$213	$(546)	$4,101	$3,865	$(3,323)	$522

Revenue varies based on the quantity of metal produced, metal prices, exchange rates and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality. The exceptions are periods of excessive drought which may limit mineral processing. The dry season in Mexico generally extends from October through April.

In the following paragraphs, quarterly results are discussed relative to the preceding quarter’s results.

In the fourth quarter of 2014, revenue increased by 11% mainly due to the 12% increase in Ag eq oz sales, which offset lower realized metal prices. Net loss increased primarily due to an $11.7 million non-cash pre-tax impairment charge, $4.6 million in income tax expense compared to an income tax recovery of $0.3 million in the previous quarter, the realization of a $4.4 million foreign exchange loss in the quarter compared to a foreign exchange gain of $2.1 million in the previous quarter, a $1.2 million increase in gross loss, a $0.6 million increase in G&A expenditures and a $0.2 million increase in E&E expenditures.

In the third quarter of 2014, revenue decreased by 12% mainly due to a 5% decrease in the average realized silver price. Net loss decreased primarily due to the realization of a $2.1 million foreign exchange gain in the quarter compared to a $2.8 million foreign exchange loss in the previous quarter. A decrease in G&A expenses of $0.4 million and the receipt of $0.5 million in insurance proceeds included in finance and other income also contributed to the decrease in net loss. These impacts were partially offset by a $0.3 million increase in E&E expenses and a $1.9 million reduction in income tax recovery.

In the second quarter of 2014, revenue increased due to an 18% increase in silver equivalent ounce metal sales. However, gross loss increased $1.1 million due to higher cost of sales. Net loss increased significantly as the Company realized a $2.8 million foreign exchange loss in the second quarter of 2014, compared to a $3.8 million gain in the prior quarter. The fluctuation was due primarily to the strengthening of the Canadian dollar against the Mexican peso. These impacts were partially offset by a $1.1 million decrease in G&A and E&E expenses and costs associated with the illegal occupation of the Guanajuato plant and administration facilities incurred in the first quarter of 2014 which did not recur in the second quarter.

1 The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Also referred to as “Earnings from mining operations”.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 23

In the first quarter of 2014, revenue decreased due to the decrease in metal production and lower metal prices. Net loss decreased significantly in the first quarter of 2014 as the fourth quarter of 2013 reflected a non-recurring $12.0 million impairment charge. Net loss for the first quarter of 2014 reflected a $1.9 million decrease in gross profit due to lower sales volume as a result of lower metal production and lower metal prices, $1.2 million of San Ignacio development expenditures, and $0.7 million in costs associated with the illegal occupation of the Guanajuato plant and administration facilities in March.

In the fourth quarter of 2013, revenue increased due to an increase in metal sales which offset a decline in metal prices. Net loss increased due primarily to a $12.0 million pre-tax non-cash impairment charge, and to a lesser extent, due to a decrease in gross profit. These factors were partly offset by decreases in G&A and E&E expenses, and realization of a $4.0 million foreign exchange gain in the quarter compared to a $3.5 million foreign exchange loss in the previous quarter.

Revenues increased in the third quarter of 2013 due to a sharp rise in silver and gold prices at the end of the quarter that resulted in a $0.9 million positive revaluation adjustment on shipments subject to final settlement. (A $1.3-million negative revaluation adjustment was recorded in the previous quarter). The decrease in net loss was primarily due to an increase in gross profit to $2.6 million and decreases in G&A and E&E expenses of $1.2 million, offset by an increase in foreign exchange loss of $3.4 million.

In the second quarter of 2013, revenue decreased due to a sharp decline in average realized silver prices (US$21.58 per ounce compared to US$29.71 per ounce) and a similar decline in the price of gold. The net loss was predominantly the result of realizing a gross loss of $3.8 million due mainly to lower metal prices, and a $0.8 million increase in G&A and E&E expenses.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 24

RESULTS OF OPERATIONS

Year ended December 31, 2014

Sales quantities by metal for the year ended December 31, 2014 and 2013 are as follows:

	FY 2014			FY 2013
	GMC	Topia	Total	GMC	Topia	Total
Silver (ounces)	1,116,767	612,134	1,728,901	1,026,095	599,040	1,625,135
Gold (ounces)	13,871	350	14,221	13,730	417	14,147
Lead (tonnes)	-	1,047	1,047	-	1,051	1,051
Zinc (tonnes)	-	1,231	1,231	-	1,264	1,264
Silver equivalent ounces	1,949,020	783,332	2,732,352	1,849,876	778,980	2,628,856

Revenue related to contained metals in concentrates for the year ended December 31, 2014 and 2013 are as follows:

(in CAD thousands)	FY 2014			FY 2013
	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$22,327	$12,534	$34,861	$22,375	$13,801	$36,176
Gold revenue	19,058	493	19,551	18,610	587	19,197
Lead revenue	-	2,383	2,383	-	2,311	2,311
Zinc revenue	-	2,954	2,954	-	2,482	2,482
Ore processing revenue and other	-	645	645	-	686	686
Smelting and refining charges	(2,778)	(2,971)	(5,749)	(2,965)	(3,933)	(6,898)
Mining duty on metal sales	(163)	(92)	(255)	-	-	-
Total revenue	$38,444	$15,946	$54,390	$38,020	$15,934	$53,954

The Company’s average realized metal prices and the average Canadian dollar exchange rates against the United States dollar and the Mexican peso for the years ended December 31, 2014 and 2013 are as follows:

	FY 2014	FY 2013
Silver (USD/oz)	$18.28	$22.89
Gold (USD/oz)	$1,244.92	$1,359.53
Lead (USD/lb)	$0.93	$0.98
Zinc (USD/lb)	$0.99	$0.89
USD/CAD	0.905	0.971
MXP/CAD	12.00	12.39

For the year ended December 31, 2014, the Company earned revenues of $54.4 million, compared to $54.0 million for 2013. A 4% increase in sales volume on a silver equivalent ounce basis, a 7% appreciation of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars, and a reduction in smelting and refining charges were all factors that contributed to the increase in revenues. Revenue growth however, was limited by the impact of decreases in the average realized silver price (US$18.28 compared to US$22.89), and the average realized gold price (US$1,244.92 compared to US$1,359.53).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 25

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	FY 2014	FY 2013	% Change
Revenue	$54,390	$53,954	1%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	43,615	39,822	10%
Amortization and depletion	16,570	13,047	27%
Share-based payments	366	445	-18%
Total cost of sales	60,551	53,314	14%
Gross profit (loss)	$(6,161)	$640	-1,063%
Gross profit (loss) %	-11%	1%
Add:
Amortization and depletion	16,570	13,047	27%
Share-based payments	366	445	-18%
Gross profit before non-cash items[1]	$10,775	$14,132	-24%
Gross profit before non-cash items %	20%	27%

Cost of sales before non-cash items increased 10% to $43.6 million for the year ended December 31, 2014, compared to $39.8 million in 2013. The increase in cost of sales is primarily attributable to a 17% increase in tonnes milled in 2014 compared to 2013. The impact of the increase in throughput was partly offset by a 9% decrease in cost per tonne milled.

Gross profit before non-cash items decreased 24% primarily as a result of the 10% increase in cost of sales before non-cash items, which exceeded the increase in revenue. This is attributed to the impact of lower metal prices and lower grades that would have otherwise contributed to a larger increase in revenue.

Amortization and depletion increased 27% due to a reduction of the Measured and Indicated resource at Guanajuato based on the updated NI 43-101 Resource estimate issued in December 2013, the ongoing additions to mineral properties, plant and equipment, and the increase in sales on a silver equivalent ounce basis. The reduction of the resource in 2013 had the effect of reducing the amortization base for 2014 and therefore increasing the amortization expense per unit produced and sold.

For the year ended December 31, 2014, gross loss was $6.2 million compared to a $0.6 million gross profit in 2013. The increase in gross loss was due to the $3.8 million increase in cost of sales before non-cash items and the $3.5 million increase in amortization and depletion expense.

(in CAD thousands)	FY 2014	FY 2013	% Change
General & administrative (G&A) expenses	$7,090	$7,836	-10%
Exploration & evaluation (E&E) expenses	$4,590	$2,392	92%
Impairment charge	$11,743	$12,041	-2%
Finance and other (income) expense	$1,354	$(5,423)	-125%
Income tax expense (recovery)	$2,075	$(3,478)	-160%
Net loss for the period	$(33,013)	$(12,729)	160%

1 The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 26

G&A expenses decreased $0.7 million which reflects the impact of cost reductions initiated in 2013. In addition, G&A expenses for the comparative period of 2013 reflected non-recurring severance costs incurred in the second quarter of 2013.

E&E expenses increased $2.2 million primarily related to San Ignacio development expenditures of $2.4 million incurred after the start of construction and development in the fourth quarter of 2013 and the addition of a $0.5 million reclamation and remediation provision for San Ignacio . This was partly offset by a reduction in consulting fees and drilling costs particularly due to the cessation of a surface drill program at El Horcon in 2013. The Company made the decision to begin development of San Ignacio based on internal economic assessments and began development late in 2013 and entered into commercial production in June 2014. Ongoing development expenditures for San Ignacio continued to be expensed as the project does not meet the criteria for capitalization under IFRS.

A pre-tax non-cash impairment charge of $11.7 million was recorded in 2014, compared to a pre-tax non-cash impairment charge of $12.0 million in 2013. The 2014 charge consists of a $3.9 million charge against the carrying value of the GMC mineral property, a $4.8 million charge against the GMC assets, and a $3.0 million charge against the carrying value of the Topia Mine. The charges are attributed to a decline in silver and gold prices and lower forecast expectations for future metal prices. In addition, a reduction in Measured, Indicated and Inferred resources at Guanajuato during 2014 contributed to the charges specific to Guanajuato.

Finance and other expense was $1.4 million for the year ended December 31, 2014, compared to finance and other income of $5.4 million in 2013. Fluctuations in foreign exchange gains and losses explain $6.0 million of the variation year to year, and most of the balance is attributed to $0.7 million of expenses and losses associated with the illegal occupation of the Guanajuato mine during the first quarter of 2014. Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency. The Company funds its Mexican subsidiaries through Canadian and US dollar loans and fluctuations in the Mexican peso can create significant unrealized foreign exchange gains and losses on the loans. These unrealized gains and losses are recognized in the consolidated net income of the Company. During 2014, the Mexican peso weakened 3% compared to the Canadian dollar resulting in net foreign exchange losses, whereas during 2013 the Mexican peso strengthened 5% compared to the Canadian dollar resulting in net foreign exchange gains.

Net income tax expense was $2.1 million during the 2014 year compared to $3.5 million income tax recovery in the comparative period. The net expense realized during 2014 relates to valuation allowances taken against tax losses and other deductible temporary differences as management has reassessed the ability and timeframe to realize the benefit of such tax losses and other temporary differences in light of lower forecast expectations for future metal prices.

Net loss for the year ended December 31, 2014 was $33.0 million, compared to a net loss of $12.7 million for the same period in 2013. The increase in net loss is accounted for by the $6.8 million increase in gross loss, $5.6 million increase in income tax expense and the $6.8 million increase in Finance and other expense (due mainly to foreign exchange fluctuation described above), and $2.2 million increase E&E expenses. These factors were partially offset by a $0.7 million decrease in G&A expenses.

Adjusted EBITDA was negative $0.3 million for 2014, compared to adjusted EBITDA of $5.2 million for 2013. The decrease in adjusted EBITDA is primarily attributed to a $3.4 million decrease in gross profit excluding non-cash items, a $2.2 million increase in E&E expenses, and a $0.7 million increase in other expenses associated with the illegal occupation of the Guanajuato mine during the first quarter of 2014. These factors were partly offset by a $0.7 million reduction in G&A expenses.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 27

Three months ended December 31, 2014

Sales quantities by metal for the three months ended December 31, 2014 and 2013 are as follows:

	Q4 2014			Q4 2013
	GMC	Topia	Total	GMC	Topia	Total
Silver (ounces)	336,726	194,797	531,523	352,238	156,563	508,801
Gold (ounces)	3,437	122	3,559	4,707	84	4,791
Lead (tonnes)	-	332	332	-	287	287
Zinc (tonnes)	-	397	397	-	321	321
Silver equivalent ounces	542,945	250,902	793,847	632,718	205,323	838,041

Revenue related to contained metals in concentrates for the three months ended December 31, 2014 and 2013 is as follows:

(in CAD thousands)	Q4 2014			Q4 2013
	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$5,914	$3,608	$9,522	$7,192	$3,180	$10,372
Gold revenue	4,636	167	4,803	5,924	102	6,026
Lead revenue	-	721	721	-	657	657
Zinc revenue	-	988	988	-	658	658
Ore processing revenue and other	-	125	125	-	175	175
Smelting and refining charges	(839)	(1,010)	(1,849)	(995)	(1,056)	(2,051)
Mining duty on metal sales	(50)	(16)	(66)	-	-	-
Total revenue	$9,661	$4,583	$14,244	$12,121	$3,716	$15,837

The Company’s average realized metal prices and the average Canadian dollar exchange rates against the United States dollar and the Mexican peso for the three months ended December 31, 2014 and 2013 are as follows:

	Q4 2014	Q4 2013
Silver (USD/oz)	$15.78	$20.15
Gold (USD/oz)	$1,188.29	$1,254.80
Lead (USD/lb)	$0.87	$0.98
Zinc (USD/lb)	$1.00	$0.89
USD/CAD	0.8802	0.9525
MXP/CAD	12.21	12.41

For the three months ended December 31, 2014, the Company earned revenues of $14.2 million, compared to $15.8 million for the same period in 2013, a decrease of 9%. This was partly due to a 5% decrease in sales volume on a silver equivalent ounce basis as a result of declines and higher inventory levels at the GMC. Further contributing to the decrease was a lower average realized silver price (US$15.78 compared to US$20.15) and a lower average realized gold price (US$1,188.29 compared to US$1,254.80). The decline in metal prices was partly mitigated by an 8% appreciation of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 28

Compared to the third quarter of 2014, revenues increased 11%, primarily due to a 12% increase in metal sales on a silver equivalent ounce basis. Decreases in the average realized prices of silver and gold were partially offset by appreciation of the US dollar against the Canadian dollar between the periods.

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	Q4 2014	Q4 2013	% Change	Q3 2014	% Change
Revenue	$14,244	$15,837	-9%	$12,801	11%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	12,085	10,118	19%	9,883	22%
Amortization and depletion	4,729	4,112	15%	4,296	10%
Share-based payments	124	84	48%	143	-13%
Total cost of sales	16,938	14,314	18%	14,322	18%
Gross profit (loss)	$(2,694)	$1,523	-277%	$(1,521)	77%
Gross profit (loss) %	-19%	10%		-12%
Add:
Amortization and depletion	$4,729	$4,112	15%	$4,296	10%
Share-based payments	124	84	48%	143	-13%
Gross profit before non-cash items[1]	$2,159	$5,719	-62%	$2,918	-26%
Gross profit before non-cash items %	15%	36%		23%

Cost of sales before non-cash items increased by 19% compared to the fourth quarter of 2013, and was primarily attributable to a 32% increase in tonnes milled. The increase in throughput was partly offset by a 7% decrease in cost per tonne milled.

Gross profit before non-cash items decreased to $2.2 million in the fourth quarter of 2014 compared to $5.7 million in the fourth quarter of 2013, as a result of the 9% decrease in revenues and the 19% increase in cost of sales before non-cash items.

Gross profit before non-cash items decreased 26% in the fourth quarter of 2014 compared to the third quarter of 2014 primarily due to the 22% increase in cost of sales before non-cash items.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased from $4.1 million in the fourth quarter 2013 to $4.7 million in the fourth quarter 2014. This was due to a reduction of the Measured and Indicated (“M&I”) resource at Guanajuato based on the updated NI 43-101 Resource estimate issued in December 2013 and the ongoing additions to mineral properties, plant and equipment. The reduction of the resource estimate has the effect of reducing the amortization base and therefore increasing the amortization expense per unit produced and sold.

Amortization and depletion relating to cost of sales increased 10% compared to the third quarter of 2014 primarily due to an increase in metal sales on a silver equivalent ounce basis.

Gross loss was $2.7 million in the fourth quarter of 2014 compared to a gross profit of $1.5 million in the fourth quarter of 2013. The change is due to the decrease in revenues of $1.6 million and increase in cost of sales by $2.6 million as a result of the factors discussed above.

1 The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 29

Gross loss increased compared to the third quarter of 2014 due to a $2.6 million increase in cost of sales, partially offset by a $1.4 million increase in revenues.

(in CAD thousands)	Q4 2014	Q4 2013	% Change	Q3 2014	% Change
General & administrative (G&A) expenses	$2,063	$1,507	27%	$1,476	40%
Exploration & evaluation (E&E) expenses	$1,574	$299	426%	$864	82%
Impairment charge	$11,743	$12,041	-3%	-	100%
Finance and other (income) expense	$4,310	$(4,100)	205%	$(2,567)	-268%
Income tax expense (recovery)	$4,566	$(865)	-630%	$(321)	-1,528%
Net loss for the period	$(26,948)	$(7,359)	266%	$(970)	2,680%

G&A expenses were $2.1 million for the fourth quarter of 2014 compared to $1.5 million for the same period in 2013. The increase primarily reflects expenditures in connection with the structuring of Great Panther’s Canadian parent company’s investment in its Mexican subsidiaries, and related tax and legal advisory fees. This also explains the increase in G&A compared to the third quarter of 2014.

E&E expenses were $1.6 million for the fourth quarter of 2014 compared to $0.3 million for the same period in 2013. The increase is primarily due to $0.7 million of San Ignacio development expenditures incurred in the fourth quarter of 2014, while there were no such expenditures in the fourth quarter of 2013, and $0.5 million relating to a San Ignacio reclamation and remediation provision. The Company made the decision to begin development of San Ignacio based on internal economic assessments late in 2013, and commercial production commenced in June 2014. The Company’s decision to enter into production at the San Ignacio Mine was not based on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the San Ignacio mine or the costs of such recovery. As the GMC does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the GMC and ultimately the profitability of these operations. Ongoing development expenditures for San Ignacio continued to be expensed as the mine does not meet the criteria for capitalization under IFRS.

A pre-tax non-cash impairment charge of $11.7 million was recorded in the fourth quarter of 2014, compared to a pre-tax non-cash impairment charge of $12.0 million in the fourth quarter of 2013. The 2014 charge consists of a $3.9 million charge against the carrying value of the GMC mineral property, a $4.8 million charge against the GMC assets, and a $3.0 million charge against the carrying value of the Topia Mine. The charges are attributed to a decline in silver and gold prices and lower forecast expectations for future metal prices. In addition, a reduction in Measured, Indicated and Inferred resources at Guanajuato during 2014 contributed to the charges specific to Guanajuato.

Finance and other expense was a $4.3 million for the fourth quarter of 2014, compared to income of $4.1 million for the same period in 2013. The change is primarily attributed to $4.4 million foreign currency loss recognized in the fourth quarter of 2014. This compared to a foreign currency gain of $4.0 million in the fourth quarter of 2013. Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency. The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on these loans. These unrealized gains and losses are recognized in the consolidated net income of the Company.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 30

The decrease in finance and other income compared to the third quarter of 2014 is due to a foreign currency loss of $4.4 million recognized in the fourth quarter of 2014, compared to a foreign currency gain of $2.1 million in the third quarter of 2014. In addition, $0.5 million in insurance proceeds was recognized in the third quarter of 2014.

The Company recorded income tax expense of $4.6 million for the fourth quarter of 2014 compared to a recovery of $0.9 million in the fourth quarter of 2013. The net expense realized during the fourth quarter of 2014 relates to valuation allowances taken against tax losses and other deductible temporary differences as management has reassessed the ability and timeframe to realize the benefit of such tax losses and other temporary differences in light of lower forecast expectations for future metal prices.

Net loss for the fourth quarter of 2014 was $27.0 million compared to a net loss of $7.0 million in the comparative quarter of 2013. The largest factors contributing to the increase in net loss is the $6.8 million increase in finance and other expenses and the $5.4 million increase in income tax expense. Other factors are the $4.2 million increase in gross loss, the $2.2 million increase in E&E expenses, and $0.7 million increase in G&A expenses. A non-recurring pre-tax non-cash impairment charge of $11.7 million was also recorded in the fourth quarter of 2014, which compares to a non-recurring pre-tax non-cash impairment charge of $12.0 million in the fourth quarter of 2013.

The $26.0 million increase in net loss of compared to the third quarter of 2014 is attributable to the $11.5 million non-recurring pre-tax non-cash impairment charge, the $4.9 million increase in income tax expense, $1.2 million increase in gross loss, $0.7 million increase in E&E expenses and the $6.9 million increase in finance and other expenses.

Adjusted EBITDA was negative $1.2 million for the fourth quarter of 2014, compared to adjusted EBITDA of $4.1 million for the same period in 2013. The decrease in adjusted EBITDA primarily reflects the $3.6 million decline in gross profit before non-cash items, $1.3 million higher E&E expenses and $0.6 million higher G&A expenses.

Adjusted EBITDA decreased from $1.3 million in the third quarter of 2014 due to a $0.9 million decrease in gross profit before non-cash items, a $0.6 million increase in G&A expenses and a $0.2 million increase in E&E expenses. Adjusted EBITDA for the third quarter of 2014 also benefited from the inclusion of $0.5 million in insurance proceeds.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 31

OUTLOOK

Production at San Ignacio is expected to continue to increase in 2015 as the focus shifts to the new high grade and thicker vein zones to the south of the 2014 workings. This, in addition to a continuing effort to improve grades at the main Guanajuato mines and at Topia, is expected to deliver 3.5 to 3.6 million Ag eq oz (1) in 2015. This represents an approximate 10% increase over 2014, including a small impact from the change in ratios to determine Ag eq oz to account for the movement in metal prices over the past year.

Cash costs are anticipated to be in the range of US$11.50-12.50/oz of payable silver, while AISC are projected to be US$18.50-19.85/oz of payable silver. Naturally, the Company will strive to achieve costs which are lower than guidance.

	FY 2015 Guidance Range	FY 2014 Actuals
Total silver equivalent ounce production	3,500,000 – 3,600,000	3,187,832
Cash cost (USD) (2)	$ 11.50 – $ 12.50	$12.78
AISC (USD) (2)	$ 18.50 – $ 19.85	$21.81

Great Panther expects to spend between $10 to $12 million in 2015 on mine development and diamond drilling at the GMC and Topia Mine, and on the acquisition of new mining and plant equipment to support further operational efficiencies.

The Company plans approximately 19,000 metres of exploration drilling in 2015 to further define resources, look for vein extensions and test new targets. Planned drilling consists of 14,000 metres at Guanajuato and 5,000 metres at San Ignacio.

(1)	Silver equivalent ounces for 2015 guidance have been calculated using a 65:1 Au:Ag ratio, and ratios of 1:0.05 and 1:0.056 for the US dollar price of silver ounces to the US dollar price for lead and zinc pounds, respectively. These ratios will be applied consistently for the reporting of silver equivalent ounce production for 2015.

(2)	“Cash cost” and “AISC” are non-IFRS measures. Refer to the “Non-IFRS measures” section of the Company’s MD&A for complete definitions and reconciliations to the company’s financial statements.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 32

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost per silver payable ounce (“cash cost”), AISC, AIC, gross profit before non-cash items and cost of sales before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, its use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relates to metal production during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs that are largely within its control.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s Consolidated Statements of Comprehensive Income is provided below.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended December 31, 2014 and 2013:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	Q4 2014	Q4 2013	Q4 2014	Q4 2013	Q4 2014	Q4 2013
Production costs (CAD thousands)	$7,641	$6,911	$4,444	$3,180	$12,085	$10,091
Production costs (sales basis)	$6,749	$6,552	$3,921	$3,033	$10,670	$9,585
Change in concentrate inventory	826	(684)	(956)	(320)	(130)	(1,004)
Production costs (production basis)	$7,575	$5,868	$2,965	$2,713	$10,540	$8,581
Tonnes milled, including custom milling	76,839	55,547	18,047	16,242	94,886	71,789
Cost per tonne milled	$98.59	$105.63	$164.29	$167.04	$111.08	$119.53

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 33

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the year ended December 31, 2014 and 2013:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	FY 2014	FY 2013	FY 2014	FY 2013	FY 2014	FY 2013
Production costs (CAD thousands)	$29,825	$26,612	$13,790	$13,210	$43,615	$39,822
Production costs (sales basis)	$26,991	$25,933	$12,454	$12,833	$39,445	$38,766
Change in concentrate inventory	1,636	14	65	(510)	1,701	(496)
Production costs (production basis)	$28,627	$25,947	$12,519	$12,323	$41,146	$38,270
Tonnes milled, including custom milling	267,812	221,545	76,445	70,514	344,257	292,059
Cost per tonne milled	$106.89	$117.12	$163.77	$174.76	$119.52	$131.04

Cash cost

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges and net of mining duties calculated on applicable gross revenue. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of its key performance indicators of results of operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per silver payable ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s Consolidated Statements of Comprehensive Income is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 34

The following table reconciles cash cost to production costs, a component of cost of sales, for the three months ended December 31, 2014 and 2013:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	Q4 2014	Q4 2013	Q4 2014	Q4 2013	Q4 2014	Q4 2013
Production costs (CAD thousands)	$7,641	$6,911	$4,444	$3,180	$12,085	$10,091
Production costs	$6,749	$6,552	$3,921	$3,033	$10,670	$9,585
Smelting and refining	738	944	893	1,008	1,631	1,952
Mining duties	40	-	19	-	59	-
Cost of custom milling	-	-	(70)	(65)	(70)	(65)
Cash operating costs	$7,527	$7,496	$4,763	$3,976	$12,290	$11,472
Gross by-product revenue[1]
Gold by-product revenue	(4,102)	(5,617)	(146)	(96)	(4,248)	(5,713)
Zinc by-product revenue	-	-	(635)	(629)	(635)	(629)
Lead by-product revenue	-	-	(870)	(627)	(870)	(627)
Cash operating costs, net of by-product revenue	$3,425	$1,879	$3,112	$2,624	$6,537	$4,503
Silver payable ounces sold	340,851	352,238	193,813	156,563	534,664	508,801
Cash cost per silver payable ounce	$10.05	$5.33	$16.06	$16.76	$12.23	$8.85

The following table reconciles cash cost to production costs for the year ended December 31, 2014 and 2013:

(in USD thousands, except ounces and where noted otherwise)	GMC		Topia		Consolidated
	FY 2014	FY 2013	FY 2014	FY 2013	FY 2014	FY 2013
Production costs (CAD thousands)	$29,825	$26,612	$13,790	$13,210	$43,615	$39,822
Production costs	$26,991	$25,933	$12,454	$12,833	$39,445	$38,766
Smelting and refining	2,514	2,889	2,694	3,822	5,208	6,711
Mining duties	162	-	69	-	231	-
Cost of custom milling	-	-	(271)	(254)	(271)	(254)
Cash operating costs	$29,667	$28,822	$14,946	$16,401	$44,613	$45,223
Gross by-product revenue[1]
Gold by-product revenue	(17,246)	(18,135)	(445)	(571)	(17,691)	(18,706)
Zinc by-product revenue	-	-	(2,153)	(2,411)	(2,153)	(2,411)
Lead by-product revenue	-	-	(2,670)	(2,245)	(2,670)	(2,245)
Cash operating costs net of by-product revenue	$12,421	$10,687	$9,678	$11,174	$22,099	$21,861
Silver payable ounces sold	1,117,369	1,026,095	612,134	599,039	1,729,503	1,625,135
Cash cost per silver payable ounce	$11.12	$10.42	$15.81	$18.65	$12.78	$13.45

[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 35

All-in cost and all-in sustaining cost

AIC and AISC are non-IFRS measures and have been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of these measures provides broader measures of the cost of producing an ounce of silver at its operations as these include capital expenditures, G&A costs, and other costs not commonly included in the cost of production.

AIC starts with cash cost net of by-product revenues and adds (i) G&A expenditures inclusive of share-based payments, (ii) accretion of reclamation and remediation costs, (iii) E&E expenses, (iv) sustaining and non-sustaining mine development costs and (v) capital expenditures related to both sustaining and non-sustaining activities. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in a material increase in the life of assets, future earnings, or improvements in recovery or grade, as well as those costs required to improve or enhance assets to minimum standards for reliability, environmental and safety requirements over the planned life of the mine. Non-sustaining expenditures are those costs which are expected to materially increase the life of assets, resources or reserves, materially increase earnings, increase productive capacity or output or significantly improve recoveries and grade.

The following table reconciles cash operating costs net of by-product revenue to AIC for the three months ended December 31, 2014 and 2013:

(in USD thousands, except ounces)	GMC		Topia		Consolidated
	Q4 2014	Q4 2013	Q4 2014	Q4 2013	Q4 2014	Q4 2013
Cash operating costs, net of by-product revenue	$3,425	$1,879	$3,112	$2,624	$6,537	$4,503
G&A costs inclusive of share-based payments	1,437	1,050	474	393	1,911	1,443
Accretion of reclamation and remediation costs	13	6	45	11	58	17
E&E costs	1,300	1,193	7	135	1,307	1,328
Mine development costs	807	746	181	156	988	902
Capital expenditures	414	561	263	91	677	652
All-in costs	$7,396	$5,435	$4,082	$3,410	$11,478	$8,845
Silver payable ounces sold	340,851	352,238	193,813	156,563	534,664	508,801
AIC per silver payable ounce	$21.73	$15.45	$21.03	$21.78	$21.48	$17.40

The following table reconciles cash operating costs net of by-product revenue to AIC for the year ended December 31, 2014 and 2013:

(in USD thousands, except ounces)	GMC		Topia		Consolidated
	FY 2014	FY 2013	FY 2014	FY 2013	FY 2014	FY 2013
Cash operating costs, net of by-product revenue	$12,421	$10,687	$9,678	$11,174	$22,099	$21,861
G&A costs inclusive of share-based payments	4,519	4,898	2,084	1,754	6,603	6,652
Accretion of reclamation and remediation costs	47	19	108	26	155	45
E&E costs	3,934	5,427	31	777	3,965	6,204
Mine development costs	3,368	5,405	904	486	4,272	5,891
Capital expenditures	1,950	2,699	696	408	2,646	3,107
All-in costs	$26,239	$29,135	$13,501	$14,625	$39,740	$43,760
Silver payable ounces sold	1,117,369	1,026,095	612,134	599,039	1,729,503	1,625,135
AIC per silver payable ounce	$23.48	$28.38	$22.05	$25.81	$22.98	$27.44

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 36

AlSC starts with AIC and deducts non-sustaining E&E costs and non-sustaining capital expenses. Certain other cash expenses, amortization and depletion, tax payments, dividends and financing costs are not included in either AIC or AISC, per the WGC guidance.

Management believes that the AIC measure represents the aggregate costs of producing silver from current operations and also includes those costs currently being incurred to develop new operations which will ultimately grow and develop the Company. The above costs can be reconciled to the Company’s consolidated financial statements at December 31, 2014 as follows:

•	G&A costs, including share-based payments, from the statement of comprehensive income;

•	Accretion from the statement of comprehensive income included in other income (expense);

•	Non-sustaining E&E expenses are a subset of the total E&E expenses from the statement of comprehensive income;

•	Mine development and capital costs included within mineral properties, plant and equipment additions on the statement of financial position.

The following table reconciles AIC to AISC for the three months ended December 31, 2014 and 2013:

(in USD thousands, except ounces)	GMC		Topia		Consolidated
	Q4 2014	Q4 2013	Q4 2014	Q4 2013	Q4 2014	Q4 2013
All-in costs	$7,396	$5,441	$4,076	$3,410	$11,482	$8,851
Non-sustaining E&E costs	(9)	(830)	-	-	(9)	(830)
All-in sustaining costs	$7,387	$4,611	$4,076	$3,410	$11,473	$8,021
Silver payable ounces sold	340,851	352,238	193,813	156,563	534,664	508,801
AISC per silver payable ounce	$21.70	$13.09	$21.03	$21.78	$22.98	$15.77

The following table reconciles AIC to AISC for the year ended December 31, 2014 and 2013:

(in USD thousands, except ounces)	GMC		Topia		Consolidated
	FY 2014	FY 2013	FY 2014	FY 2013	FY 2014	FY 2013
All-in costs	$26,239	$29,135	$13,501	$14,625	$39,740	$43,760
Non-sustaining E&E costs	(1,561)	(1,918)	-	-	(1,561)	(1,918)
All-in sustaining costs	$24,678	$27,217	$13,501	$14,625	$38,179	$41,842
Silver payable ounces sold	1,117,369	1,026,095	612,134	599,039	1,729,503	1,625,135
AISC per silver payable ounce	$22.08	$26.53	$22.05	$25.81	$22.07	$26.26

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, development costs related to the Company’s San Ignacio property prior to it entering commercial production in June 2014 are non-sustaining as are any expenses incurred in respect of the Company’s El Horcon and Santa Rosa exploration projects. All development costs related to San Ignacio from June onwards are considered sustaining.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 37

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises revenue less operating expenses before interest expense, interest income, amortization and depletion, impairment charges, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which standard EBITDA is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of EBITDA and adjusted EBITDA for the quarter and year ended December 31, 2014 and 2013 to the audited consolidated financial statements:

(in CAD thousands)	Q4 2014	Q4 2013	FY 2014	FY 2013
Loss for the period	$(26,948)	$(7,359)	$(33,014)	$(12,729)
Income tax expense (recovery)	4,566	(864)	2,075	(3,478)
Interest income	(86)	(53)	(226)	(335)
Interest expense	-	18	58	53
Impairment of mineral properties, plant and equipment	11,743	12,042	11,743	12,042
Amortization and depletion of mineral properties, plant and equipment	4,804	4,198	16,881	13,347
EBITDA	(5,922)	7,982	(2,482)	8,900
Foreign exchange loss (gain)	4,410	(4,037)	1,350	(4,648)
Share-based payments	301	156	857	911
Adjusted EBITDA	$(1,211)	$4,101	$(277)	$5,163

Gross profit before non-cash items and cost of sales before non-cash items

Gross profit before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and gross profit on a cash basis. These measures are provided in order to better assess the cash generation ability of the Company’s operations, before G&A expenses and E&E expenses. A reconciliation of gross profit and cost of sales before non-cash items is provided in the “Results of Operations” section.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 38

LIQUIDITY AND CAPITAL RESOURCES

Cash and working capital

(in CAD thousands)	December 31, 2014	December 31, 2013	December 31, 2012
Cash and cash equivalents	$17,968	$21,760	$20,735
Short term investments	-	-	5,085
	$17,968	$21,760	$25,820
Net working capital	$32,907	$38,223	$35,904

At December 31, 2014, the Company had cash and cash equivalents of $18.0 million compared to $21.8 million at December 31, 2013. Cash decreased by $3.8 million from the end of 2013 primarily due to $8.4 million of investing activities (primarily capital expenditures) incurred in 2014, which exceeded cash generated from operating activities of $3.5 million. During 2014, the Company also realized $0.8 million in proceeds from the exercise of options, and $0.4 million increase in cash related to favourable foreign currency translation primarily on US dollar cash deposits.

At December 31, 2014, the Company had working capital of $32.9 million compared to $38.2 million at December 31, 2013. Working capital decreased by $5.3 million as cash and cash equivalents decreased $3.8 million (as described above), current assets (excluding cash) decreased $2.4 million, and trade and other payables decreased $0.9 million.

Operating activities

For the year ended December 31, 2014, cash flow provided by operating activities was $3.5 million compared to $8.6 million for the year ended December 31, 2013. The decrease in cash flow provided by operating activities is primarily due to a $3.4 million decrease in gross profit before non-cash items, a $1.6 million increase in E&E expenses, a $0.9 million decrease in other income and a $0.9 million reduction in changes in non-cash working capital. These items were partially offset by a $0.7 million decrease in G&A expenses, $0.3 million increase in realized foreign exchange gains and a $0.4 million decrease in tax and interest payments.

Investing activities

For the year ended December 31, 2014, the Company had net cash outflows from investing activities of $8.4 million, which remained relatively flat compared to the comparative period. The 2013 period included $5.1 million proceeds on the disposal of short-term investments received which partially offset the $13.5 million of mineral properties, plant and equipment expenditures. Excluding these proceeds, there was a decrease in investing activities of $5.1 million primarily related to the planned reduction of expenditures on mineral properties, plant and equipment during 2014.

Financing activities

Cash flows provided by financing activities were $0.8 million for the year ended December 31, 2014, compared to $0.4 million for the year ended December 31, 2013. The increase was entirely related to proceeds received from the exercise of stock options during the period.

Trends in liquidity and capital resources

For the year ended December 31, 2014 cash flows from operating activities were not sufficient to fund investing activities. During 2014, significant declines in silver and gold prices adversely affected the Company’s operating and profit margins, and cash flow. Nevertheless, the Company maintained a positive net working capital position of $32.9 million as at December 31, 2014.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 39

The Company anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and to fund development and investment activities during 2015. However, this is highly dependent on metal prices being maintained at current levels and the Company maintaining cost and grade control at its operations. The Company expects to generate cash flow from operations of approximately $10 million in 2015 based on metal prices as at the date of this MD&A. Expenditures on investing activities for 2015 are expected to be in the range of $10 - $12 million.

The Company cautions that the 2015 operating cash flow forecast and capital expenditure program provided above is very sensitive to the price of silver and gold, and the Company may adjust its capital spending plans in response to fluctuations in cash flow. An increase in average silver prices from current levels may result in an increase in planned expenditures in the latter half of 2015 and, conversely, weaker average silver prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables, and no short-term credit facilities. However, the Company may require access to additional capital in order to fund additional expansion or development plans, or to undertake an acquisition.

It should be noted that the Company’s operating cash flows are very sensitive to the price of silver and gold, and capital spending plans may be adjusted in response to fluctuations in cash flow.

Contractual Obligations

As of December 31, 2014, the Company had the following contractual obligations:

(in CAD thousands)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$430	$383	$36	$11	$-
Drilling services	560	560	-	-	-
Equipment purchases with third party vendors	9	9	-	-	-
Reclamation and remediation (undiscounted)	3,783	-	1,208	621	1,954
Total	$4,782	$952	$1,244	$632	$1,954

Off-Balance sheet arrangements

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

Platoro Resource Corp. (“Platoro”) is a company controlled by Robert A. Archer through which Mr. Archer provides his services as President and CEO of the Company. Termination and change of control provisions are also provided for in the agreement with Platoro. As at December 31, 2014, $36,000
(2013 - $28,000) was payable to Platoro.

Cangold Limited (“Cangold”) has three directors and/or officers that are also directors and/or officers of the Company. Robert A. Archer and Ken Major serve as board members of both companies, and Robert Brown serves as an officer of both companies. Mr. Archer also serves as Chief Executive Officer and President of both Great Panther and Cangold. The Company’s employees provide certain exploration and corporate secretarial services to Cangold and its subsidiary. In addition, the Company charges rent for shared office space. An amount of $144,000 (2013 - $8,000) due from Cangold Limited and its Mexican subsidiary, Coboro Minerales de Mexico S.A. de C.V., was included in trade and other receivables.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 40

These transactions occurred in the normal course of operations, are measured at fair value, and were made on terms equivalent to those that prevail with arm’s length transactions.

The Company’s key management includes the Company’s Directors, the President and CEO, the CFO, the COO and the Vice Presidents. The compensation paid or payable to key management for the year ended December 31, 2014 was $2,275,000 (2013 - $3,465,000). The Company is committed to making severance payments amounting to approximately $2,274,000 to certain officers and management in the even that there is a change in control of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Company has identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company’s statement of financial position reported in future periods.

Resource estimation

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation, and may be subject to revision based on various factors.  Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

Useful lives of mineral properties, plant and equipment

Mineral properties for the Topia Mine are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property. The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property and may ultimately have a material impact on the estimated remaining lives of the properties.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 41

Reclamation and remediation provisions

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of comprehensive income.

Allocation of costs between mine development and production

The Company performs capital mine development and production activities within the same areas of the Guanajuato mine. Therefore, the Company is required to allocate general costs between mine development and production where they cannot be specifically identified as either capital or expense items. The Company allocates general costs between mine development and production using the percentage of cubic metres of material moved. The allocation requires estimates about the nature of the work performed and the volume of material moved. Actual costs could vary from the estimated costs.

Revenue from concentrate sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant. In addition, actual settlement prices could vary significantly from the estimated prices or forward prices at each reporting date.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 42

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized. In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2014, the Company adopted the following amendments to accounting standards issued by the IASB:

IAS 32 Financial Instruments (amendment)

Presentation was amended relating to application guidance on the offsetting of financial assets and financial liabilities. The amendment to IAS 32 had no effect on previously reported results or on the results for the current period.

IFRIC 21 Levies

In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy. The adoption of this standard does not have impact on the Company’s consolidated financial statements.

IAS 36 Impairment of assets (amendment)

In May 2013, the IASB issued an amendment for recoverable amount disclosures for non-financial assets. The overall effect of the amendment is to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where applicable. The amendment to IAS 36 did not have impact a significant impact on the Company’s consolidated financial statements.

The following are accounting standards anticipated to be effective January 1, 2015 or later:

IFRS 9 Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 15 Revenue from contracts with Customers

In May 2014 the IASB issued a new IFRS 15 Revenue from contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on January 1, 2017. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

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IFRS 7 Financial instruments: Disclosure

Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. Upon adoption, the amendments may impact the Company in respect of future sale or contribution of assets with its associates or joint ventures. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

IAS 34 Interim financial reporting: Disclosure

Amended to require interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the greater interim financial report such as Management Discussion and Analysis Other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact.

FINANCIAL INSTRUMENTS

(In CAD thousands)	Fair value as at December 31, 2014	Basis of measurement	Associated risks
Cash and cash equivalents	$17,968	Amortized cost	Credit, currency, interest rate
Marketable securities	$4	Fair value through other comprehensive income	Exchange
Trade and other receivables	$10,697	Amortized cost	Credit, currency, commodity price
Trade and other payables	$5,606	Amortized cost	Currency, liquidity

The Company is exposed in varying degrees to a number of risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 18 of the annual audited consolidated financial statements for the year ended December 31, 2014.

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SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 139,573,707 common shares issued and 8,466,090 options outstanding.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

CONTROLS AND PROCEDURES

Disclosure controls and procedures within the Corporation have been designed to provide reasonable assurance that all relevant information is identified to its President and Chief Executive Officer (“CEO”), its Chief Financial Officer (“CFO”) to ensure appropriate and timely decisions are made regarding public disclosure.

Internal controls over financial reporting have been designed by management, under the supervision of, and with the participation of the Corporation's CEO and CFO, to provide reasonable assurance regarding the reliability of the Corporation’s financial reporting and its preparation of financial statements for external purposes in accordance with IFRS.

Management’s Report on Disclosure Controls and Procedures

Management, under the supervision of and with the participation of the Corporation's CEO and CFO, evaluated the effectiveness of the Corporation's disclosure controls and procedures and concluded, as at December 31, 2014, that such disclosure controls and procedures were effective.

Management’s Report on Internal Controls over Financial Reporting

Management, under the supervision of and with the participation of the Corporation’s CEO and CFO, evaluated the effectiveness of the Corporation’s internal controls over financial reporting. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commissions (“COSO”) in Internal Control - Integrated Framework (1992). Based on that evaluation, management and the CEO and CFO have concluded that, as at December 31, 2014, the Corporation’s internal controls over financial reporting were effective.

Changes in Internal Controls over Financial Reporting

There have been no changes to the Corporation’s internal controls over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

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In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward looking statements are:

•	Plans and targets for exploration and development drilling in 2015 and beyond for each of the Company’s properties

•	Expectations of the Company’s silver equivalent ounce production 2015

•	Guidance for cash cost and AISC for 2015

•	Expectations that cash flow from operations along with current working capital will be sufficient to fund capital investment and development programs for 2015

•	Expectations for improvement in grade and cost control at the Company’s mines

•	Expected expenditures on investing activities for 2015

•	Expected cash flows from operations for 2015

•	Expectations on the completion of work on an updated mineral resource estimate for Topia and the release of an updated technical report in 2015

•	Expectations that approval of government permits to allow further exploration and development at El Horcon is expected in the second half of 2015

•	Expectations to reinstate the remaining two mineral claims at the El Horcon Project in early 2015

•	Expectation that rehabilitation work at the Cata shaft will be completed as planned and allow for more efficient mining operations

•	Improvements in safety due to implementation of additional procedures to prevent recurring accidents at any of our operations

•	The Company’s objective to acquire additional mines or projects in the Americas

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

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This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business – Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

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